UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

DELCATH SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

24661P104
(CUSIP Number)

with a copy to:
Mr. Robert Ladd	Todd S. Garber, Esq.
Laddcap Value Advisors LLC	Lowey Dannenberg Bemporad & Selinger, P.C.
650 Fifth Avenue, Suite 600	One North Lexington Avenue
New York, New York 10019	White Plains, New York 10601
(212) 259-2070	(914) 997-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P104
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert Ladd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,390,498*
	8.	SHARED VOTING POWER 0*
	9.	SOLE DISPOSITIVE POWER 2,390,498*
	10.	SOURCE OF FUNDS 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,498*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14.	TYPE OF REPORTING PERSON IN

*Laddcap Value Partners LP, a Delaware limited partnership (“Laddcap”), is the beneficial holder of 2,390,498 shares (the “Shares”) of the common stock, par value $0.01 per share (“Common Stock”), of Delcath Systems, Inc. (the “Company”). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of the shares. On October 8, 2006 Robert Ladd on behalf of Laddcap (collectively “Ladd”) entered into an agreement with the Company (the “Settlement Agreement”) under which Laddcap has the immediate right to receive up to 100,000 additional shares of Common Stock. See Settlement Agreement filed as Exhibit 10 hereto. Prior to October 8, 2006, Ladd owned 2,290,498 shares of common stock. Thus, as of October 8, 2006, for the purposes of Reg. Section 240.13d-3, Ladd is deemed to beneficially own 2,390,498 shares of Common Stock, or 12.0% of the total shares of Common Stock deemed issued and outstanding as of that date.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Ladd acquired and holds the Shares reported in this Schedule 13D for investment purposes. Mr. Ladd intends to evaluate the performance of the Shares as an investment of Laddcap in the ordinary course of business. Laddcap pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Ladd analyzes the operations, capital structure and markets of companies in which Laddcap invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. Pursuant to the terms of the Settlement Agreement, Ladd cannot engage in certain activities whose goal would be to change control of the Company. Prior to the Settlement Agreement, Ladd had engaged in a consent solicitation of the Company’s stockholders seeking to replace the Company’s directors with Laddcap’s nominees (the “Consent Solicitation”). The Consent Solicitation was withdrawn by Ladd pursuant to the terms of the Settlement Agreement.

Pursuant to the Settlement Agreement, Mr. Ladd became a director of the Company, effective October 11, 2006.

Ladd intends to continuously assess, the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, Ladd may, among other things, acquire additional securities of the Company, or dispose of the Shares it currently holds. Pursuant to the Settlement Agreement, Ladd cannot own more than 14.9% of the Company’s outstanding shares of common stock without the consent of the Company’s Board of Directors.

Item 5.                     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Based upon information set forth in Delcath’s Preliminary Schedule 14A filed with the Securities and Exchange Commission on August 21, 2006, there were 19,889,039 shares of Common Stock issued and outstanding as of July 27, 2006. On October 8, 2006 Robert Ladd on behalf of Laddcap Value Partners LP entered into a settlement agreement with Delcath under which Laddcap has the immediate right to receive up to 100,000 additional shares of common stock as reimbursement for Laddcap’s expenses related to its Consent Solicitation. See Settlement Agreement filed as Exhibit 10 hereto. Thus, as of October 8, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,390,498 shares, or 12.0% of the shares deemed issued and outstanding as of that date.

The following table details all transactions in shares of Common Stock or securities convertible into, exercisable for, or exchangeable for shares of Common Stock by Ladd or any other person or entity controlled by Ladd or any person or entity for which Ladd possesses voting or investment control over the securities thereof since the date of event that required the filing by Ladd of Amendment No. 11 to the Schedule 13D with respect to the Company:

Date	Number of shares	Transaction	Price per Share
October 8, 2006	100,000	purchase	$3.06[1]
September 5, 2006	10,000	purchase	4.35
September 5, 2006	4,000	purchase	4.30
September 5, 2006	4,000	purchase	4.28

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                Item 6 is hereby amended and restated in its entirety as follows:

On October 8, 2006 Ladd entered into the Settlement Agreement. Under the Settlement Agreement, for a period of five years, neither Ladd nor any of its representatives will (and Ladd and they will not assist, encourage or participate with others to), directly or indirectly, without the prior approval of a majority of the Board of Directors (not including Mr. Ladd):

(a)           acquire, announce an intention to acquire, offer, seek or propose to acquire, or agree to acquire, directly or indirectly, by purchase, gift, tender or exchange offer, or otherwise, beneficial or record ownership of any common shares or any other voting securities of Delcath, including any rights, warrants, options or other securities convertible into or exchangeable for common shares or any other voting securities of Delcath from Delcath or third parties; except that Ladd may purchase additional shares of Common Stock directly from the Company up to an amount that will not make Ladd’s ownership of the Company’s Common Stock exceed 14.9% of the total shares of the Company’s Common Stock outstanding;

(b)           form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the common shares or any other voting securities of Delcath or otherwise act in concert with any Person in respect of any such securities;

(c)           arrange, or in any way participate in, any financing for the purchase by any individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any successor, by merger or otherwise, of any of the foregoing (collectively, “Persons” and each, a “Person”) of common shares or any other voting securities or assets or businesses of Delcath or any of its affiliates;

(d)           join in or in any way participate in any pooling agreement, voting trust or other arrangement or agreement with respect to the voting of any of Delcath’s voting securities;

(e)           make, seek to propose or participate in making a proposal to Delcath or any third party (by public announcement, submission to Delcath or a third party or otherwise) in respect of any extraordinary corporate transaction involving Delcath, its voting securities or any of its affiliates, including a merger, reorganization, recapitalization, extraordinary dividend, dissolution, restructuring, liquidation, sale or transfer of assets other than in the ordinary course of Delcath’s business, or the acquisition or purchase by Laddcap or any other Person of all or any portion of the assets or capital stock of Delcath, whether by merger, consolidation, tender or exchange offer or otherwise;
____________________________
1 See Settlement Agreement filed as Exhibit 10 hereto.

(f) (i)        solicit proxies or consents for the voting of any voting or other securities of Delcath or otherwise become a “participant,” directly or indirectly, in any “solicitation” of
“proxies” or consents to vote, or become a “participant” in any “election contest” involving Delcath or Delcath’s securities (all terms used herein and defined in Regulation 14A under the Exchange Act having the meanings assigned to them therein), (ii) call or seek to call, directly or indirectly, any special meeting of stockholders of Delcath for any reason whatsoever, (iii) seek, request, or take any action to obtain or retain, directly or indirectly, any list of holders of any voting or other securities of Delcath or to obtain or retain, directly or indirectly, the books and records of Delcath or its affiliates, (iv) seek to advise or influence any Person with respect to the voting of any securities of Delcath, (v) initiate, propose or otherwise “solicit” Delcath stockholders for the approval of shareholder proposals, whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, (vi) otherwise communicate with Delcath’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act, (vii) participate in, or take any action pursuant to, any “shareholder access” proposal which may be adopted by the Securities and Exchange Commission whether in accordance with previously proposed Rule 14a-11 or otherwise, (vii) otherwise engage in any course of conduct with the purpose of causing stockholders of Delcath to vote contrary to the recommendation of the Board on any matter presented to Delcath’s stockholders for their vote or challenging the policies of Delcath or (viii) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board, policies or affairs of Delcath;

(g)           except as specifically and expressly set forth in this Agreement, seek any change in the composition or classification of the Board or management of Delcath, including any plans or proposals to change the number or term of directors, vote against any candidate for the Board nominated for election or re-election by the Nominating Committee (or any successor committee) of the then-existing Board, or fill any vacancies on the Board;

(h)           seek to change the determination or direction of the basic business decisions of Delcath, the present capitalization or dividend policy of Delcath, Delcath’s Amended and Restated Certificate of Incorporation (the “Charter”) or Bylaws or Delcath’s business or corporate structure or otherwise take any action inconsistent with the ownership of common shares “solely for the purpose of investment”;

(i) (i)        make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, Delcath, its management, policies or affairs or any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement, including, but not limited to, a request (by submission to Delcath, public announcement or otherwise) in any form that the prohibitions set forth in this Agreement be waived or that Delcath take any action which would permit Laddcap to take any of the actions prohibited by this Agreement, (ii) otherwise seek in any fashion a waiver, amendment or modification of this Agreement or make any statement (to Delcath or a third party or by public announcement) relating to Laddcap’s willingness to pursue any such prohibited action conditioned upon waiver of this Agreement or (iii) take any action that could require Delcath to make any public disclosure relating to any such intent, purpose, plan, proposal or condition; and

(j) (i)        initiate, solicit, advise, assist, facilitate, finance, or encourage or otherwise participate in the taking of any of the foregoing actions by any other Person, (ii) make any investments in any third party that engages, or offers or proposes to engage, in any of the foregoing, or (iii) otherwise enter into any discussions, negotiations, arrangements or understandings with, any third party with respect to any of the foregoing actions.

Furthermore, at any annual meeting, special meeting or consent solicitation in lieu of such meeting Laddcap is required to vote any and all shares of Common Stock then owned by it in favor of all director candidates nominated by the Nominating Committee of the Board of Delcath, or any successor committee. See Settlement Agreement filed as Exhibit 10 hereto.

Notwithstanding the above-referenced restrictions, nothing shall prevent Ladd from selling shares of Common Stock, or limit Mr. Ladd during his service as a director of Delcath from discussing, proposing, or voting for any of the above actions on a confidential basis with or to the Board, from having such actions recorded in the minutes of the Board of Directors, and from otherwise acting as a director and complying in good faith with his fiduciary duty as a director of Delcath.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    October 17, 2006

                    /s/ Robert Ladd
                    ___________________________________________
                    Robert Ladd, in his capacity as the managing member of
                    Laddcap Value Associates LLC, the general partner of
                    Laddcap Value Partners LP

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).